

July 28, 2010

Via U.S. Mail and Facsimile

Phillip D. Green
Group Executive Vice President and
Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, TX 78205

> **Re:** **Cullen/Frost Bankers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 2, 2010**
> **File No. 001-13221**

Dear Mr. Green:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: Stan McCormick
Cullen/Frost Bankers, Inc.